SEC FILE NUMBER: 001-38712

CUSIP NUMBER: 72352G 107

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pintec Technology Holdings Limited

Full Name of Registrant

Former Name

if Applicable

9/F Heng An Building, No. 17 East 3rd Ring Road, Chaoyang District

Address of Principal Executive Office (Street and Number)

Beijing, People’s Republic of China

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Pintec Technology Holdings Limited (the “Company”) was unable to file its Annual Report on Form 20-F for the period ended December 31, 2019 on a timely basis because the Company was unable, without unreasonable effort or expense, to complete the Form 20-F within the prescribed period. The Company anticipates that it will file the Form 20-F no later than the fifteenth calendar day following the prescribed filing date.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joyce Tang	+86-10	8564-3600
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subsequent to the issuance of the Company’s consolidated financial statements for the years ended December 31, 2017 and 2018, the Company revisited its consolidated financial statements and identified certain material misstatements. As a result, the Company has restated its previously issued consolidated financial statements for the years ended December 31, 2017 and 2018.

The following misstatements in the Company’s annual financial statements were identified and corrected as part of the restatement:

(a) Gross vs net recognition on revenue

In the years ended December 31, 2017 and 2018, the Company erroneously recorded revenue earned from certain technical service fee on a net basis, rather than on a gross basis as would have been correct since the Company was acting as principal. The correction of this error resulted in an increase in both revenues and cost of revenues of RMB194 million for the year ended December 31, 2017 and RMB530 million for the year ended December 31, 2018.

(b) Reclassification of prior year presentation

Certain fiscal year 2018 amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. In fiscal year 2019, the Company concluded that: (a) it was appropriate to classify financial guarantee assets based on their short term and long term nature from prepayments and other current assets; (b) it was appropriate to present the release from guarantee obligation under the line item for technical service fee revenues; and (c) it was appropriate to present accrued interest receivable as part of financing receivable, and present accrued interest payable as part of funding debts. These changes in classification do not materially affect previously reported consolidated statements of cash flows and had no effect on the previously reported consolidated statements of operations and comprehensive income for year 2018.

The Company announced a net loss of RMB906.5 million in the full year of 2019 due to RMB890.7 million of provision for credit loss in amounts due from a related party, Jimu Group, and RMB200 million of impairment in prepayment for long-term investment.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results as a result of our independent registered public accounting firm completing its audit of the Company’s financial statements, the ability of us and our auditors to confirm information or data identified in the review, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Pintec Technology Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 15, 2020	By:	/s/ Steven Yuan Ning Sim
		Name:	Steven Yuan Ning Sim
		Title:	Chief Financial Officer

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